KH 3/26

SECI 13014146 ISSION

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SEC Mail Processing Section

MAR 07 2013

Washington DC 401

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 68186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C+Co/PrinceRidge LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1633 Broadway, 28th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Listman 215-701-9678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St., Suite 3100, (Address) Philadelphia, (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Listman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C+Co/PrinceRidge, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
THERESA COGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires August 27, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Registered Public Accounting Firm

C&Co/PrinceRidge LLC (a wholly owned subsidiary of C&Co/PrinceRidge Holdings LP)

December 31, 2012

Grant Thornton

Audit · Tax · Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
C&Co/PrinceRidge, LLC

We have audited the accompanying financial statements of C&Co/PrinceRidge, LLC (a Delaware Limited Liability Company) (the "Company"), which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C&Co/PrinceRidge, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule 1 and 2 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2013

C&Co/PrinceRidge LLC
(a wholly owned subsidiary of C&Co/PrinceRidge Holdings LP)
Statement of Financial Condition
December 31, 2012
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	2,989
Receivables from brokers, dealers, and clearing agencies		2,365
Investments - trading		121,715
Receivables under resale agreements		70,110
Other assets		3,858
Total assets	$	201,037
Total liabilities and member's equity		
Accounts payable and other liabilities	$	1,232
Payables to brokers, dealers, and clearing agencies		56,733
Accrued compensation		3,740
Due to parent		325
Securities sold under agreement to repurchase		70,273
Trading securities sold, not yet purchased		37,831
Total liabilities		170,134
Member's equity		30,903
Total member's equity		30,903
Total liabilities and member's equity	$	201,037

See accompanying notes to the financial statements

C&Co/PrinceRidge LLC
(a wholly owned subsidiary of C&Co/PrinceRidge Holdings LP)
Statement of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

Revenues		
Net trading	$	37,269
New issue, advisory, and other		5,988
Total revenues		43,257
Operating expenses		
Compensation and benefits		31,512
Business development, occupancy, equipment		2,579
Subscriptions, clearing, and execution		6,664
Professional fees and other operating		3,524
Total operating expenses		44,279
Net loss	$	(1,022)

See accompanying notes to the financial statements

C&Co/PrinceRidge LLC
(a wholly owned subsidiary of C&Co/PrinceRidge Holdings LP)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012
(Dollars in thousands)

	Member's equity
Balance at December 31, 2011	$ 45,510
Distributions to the Parent	(13,585)
Net loss	(1,022)
Balance at December 31, 2012	$ 30,903

See accompanying notes to the financial statements

C&Co/PrinceRidge LLC
(a wholly owned subsidiary of C&Co/PrinceRidge Holdings LP)
Statement of Cash Flows
For the Year Ended December 31, 2012
(Dollars in thousands)

Cash flows from operating activities		
Net loss	$	(1,022)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in investments-trading, net		(32,385)
Decrease in trading securities sold, not yet purchased, net		(54,485)
Decrease in receivables under resale agreements, net		60,240
Decrease in securities sold under agreements to repurchase, net		(64,596)
Change in receivables from / payables to brokers, dealers, and clearing agencies, net		110,169
Change in receivables due from / due to parent , net		(3,239)
Increase in other assets		(1,950)
Decrease in accounts payable and other liabilities		(1,881)
Decrease in accrued compensation		(244)
Net cash provided by operating activities		10,607
Cash flows used in financing activities		
Distributions to the Parent		(13,585)
Net cash used in financing activities		(13,585)
Net decrease in cash and cash equivalents		(2,978)
Cash and cash equivalents at the beginning of the year		5,967
Cash and cash equivalents at the end of the year	$	2,989

See accompanying notes to the financial statements

(Dollars in thousands)

1. COMPANY AND FORMATION

C&Co/PrinceRidge LLC F/K/A the PrinceRidge Group, LLC (the "Company") is a wholly-owned limited liability company of C&Co/PrinceRidge Holdings, LP F/K/A PrinceRidge Holdings LP (the "Parent"). The Parent is a majority owned subsidiary of IFMI, LLC (the "Operating LLC"), which is a majority owned subsidiary of Institutional Financial Markets, Inc. ("IFMI"). The Company was formed on December 5, 2008 under the Delaware Limited Liability Company Act and both the Company and the Parent subsequently changed their names on June 29, 2009 from VinsonForbes & Co. LLC and VinsonForbes Group LP, respectively. On June 18, 2009, the Company became a member of the Financial Industry Regulatory Authority (FINRA) and received approval to operate as a broker-dealer registered with the Securities and Exchange Commission (SEC). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

As a registered broker-dealer, the Company commenced operations on July 1, 2009 and operates an institutional broker-dealer and investment banking business. The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds and other financial institutions. The Company clears its transactions through clearing brokers on a fully disclosed basis. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 27, 2013. No material subsequent events have occurred since December 31, 2012 and through February 27, 2013 that required recognition or disclosure in these financial statements.

On February 21, 2012, Cohen and Company Capital Markets, LLC ("CCCM") merged with the Company and filed to withdraw CCCM's broker-dealer license (Form BDW) with FINRA. CCCM was a registered broker – dealer also wholly owned by the Parent. The transaction became effective when FINRA approved the transaction on April 17, 2012. CCCM transferred all of its employees and business operations; and a significant amount of its net assets to TPRG during the period from January 1, 2012 to April 17, 2012. CCCM also distributed cash to the Parent during this period.

Effective April 17, CCCM was merged into the Company. This business combination was treated as a combination of entities under common control as described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805 *Business Combinations.* Accordingly, these financial statements are presented treating the merger as if it had happened on January 1, 2012. All material inter-company transactions have been eliminated. All assets and liabilities were transferred at their carrying values and no gain or loss or goodwill was recorded.

(Dollars in thousands)

For informational purposes, the following table shows the separate statement of operations for CCCM and for the Company for the year ended December 31, 2012. For purposes of this table, the Company is referred to as TPRG.

Statement of Operations	CCCM	TPRG	As Presented
Revenues			
Net trading	$ 3,182	$ 34,087	$ 37,269
New issue, advisory, and other	143	5,845	5,988
Total revenues	3,325	39,932	43,257
Operating expenses			
Compensation and benefits	1,680	29,832	31,512
Business development, occupancy, equipment	144	2,435	2,579
Subscriptions, clearing, and execution	578	6,086	6,664
Professional fees and other operating	204	3,320	3,524
Total operating expenses	2,606	41,673	44,279
Net income / (loss)	$ 719	$ (1,741)	$ (1,022)

Note: The CCCM column includes its separate operations from the period January 1, 2012 to April 17, 2012. From that point forward, CCCM's operations were merged into TPRG and are included in the TPRG column.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. The Company maintains deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits and in institutions in which deposits are not insured. However, management believes

(Dollars in thousands)

that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held.

C. *Receivables from and Payables to Brokers, Dealers, and Clearing Agencies*

The Company clears all of its securities transactions with Pershing, LLC. For its collateralized securities transactions, it clears through Newedge USA LLC.

Receivables from brokers, dealers and clearing agencies consist of the following: (i) deposits with the Company's clearing brokers, to support the Company's securities trading activities and (ii) net settlement receivables for securities sold and trades made with various counterparties that had not settled at December 31, 2012. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker. These payables are short term in nature. As of December 31, 2012, the interest rate on the margin balances was 0.8%. See note 4.

D. *Financial Instruments*

The Company accounts for its investment securities at fair value under various accounting literature including FASB ASC 320, *Investments – Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments* ("FASB ASC 825").

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). See notes 5, 6, and 7 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income in the statement of changes in member's equity.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in investments-trading. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments-trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statements of operations. See notes 5, 6 and 7.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See notes 5, 6 and 7.

E. *Collateralized Securities Transactions*

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements") which are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. The resulting interest income and expense are included in net trading in the statements of operations.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities.

In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, *Balance Sheet* ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in offsetting provisions included in FASB ASC 210 are met. The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty does not meet its contractual obligation to return securities used as collateral, or does not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of selling the collateral securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

F. *Derivative Financial Instruments*

FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a cash flow hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value in the statement of financial condition and are included within investments-trading, and trading securities sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include purchase and sale agreements of "to-be-announced" securities ("TBAs"). TBAs are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. TBAs are accounted for as derivatives under FASB ASC 815 when either of the following conditions exists: (i) when settlement of the TBA trade is not expected to occur at the next regular settlement date (which is typically the next month) or (ii) a mechanism exists to settle the contract on a net basis. Otherwise, TBAs are recorded as a standard security trade. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Realized and unrealized gains and losses are recognized in net trading in the Company's statement of operations on a trade date basis. See note 7.

G. *Revenue Recognition*

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased in the statement of financial condition; (ii) net interest income from collateralized securities transactions; and (iii) commissions and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis. The investments classified as trading are carried at fair value. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities. Such interest expense is recorded on an accrual basis.

New issue and advisory and other: New issue and advisory revenue includes: (i) origination fees for corporate debt issues originated by the Company; (ii) revenue from advisory services; and (iii) new issue revenue associated with arranging the issuance or placing of newly created debt, equity and hybrid financial instruments.

New issue and advisory revenue is recognized when all services have been provided and payment is earned. In some cases, the Company will utilize third party professionals to assist in the provision of some of these functions (primarily origination). In such cases, the Company records the cost of the third party services as a component of professional fees and other operating expenses and the revenue in new issue and advisory revenue.

H. *Other Comprehensive Income*

The Company reports all changes in comprehensive income in the statement of changes in member's equity. Comprehensive income includes net income.

I. *Due to/from Related Parties*

The Company periodically receives advances from or advances money to the Parent and other related parties. Advances to and from related parties are made on an interest free basis and are of a short term nature. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

J. *Fair Value of Financial Instruments*

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates, and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Refer to note 6 for a discussion of the fair value hierarchy.

(Dollars in thousands)

Cash and cash equivalents: Cash is carried at historical cost which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is generally classified within Level 1 of the valuation hierarchy.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of investments-trading purchased within the three level fair value hierarchy.

Receivables under resale agreements: Receivables under resale agreements are carried at their contracted resale price, have short-term maturities, and are repriced frequently or bear market interest rates and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of receivables under resale agreements are based on observations of actual market activity and are generally classified within level 2 of the fair value hierarchy.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of trading securities sold, not yet purchased within the three level fair value hierarchy.

Securities sold under agreement to repurchase: The liability for securities sold under agreement to repurchase are carried at their contracted repurchase price, have short-term maturities, and are repriced frequently with amounts normally due in one month or less and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of securities sold under agreement to repurchase are based on observations of actual market activity and are generally classified within level 2 of the fair value hierarchy.

Derivatives: These amounts are carried at fair value. Derivatives are included as a component of investments-trading and trading securities sold, not yet purchased. See notes 6 and 7. The fair value is based on quoted market prices on an exchange that is deemed to be active.

K. Recently Adopted Accounting Standards

In April 2011, the FASB issued ASU No. 2011-03, *Reconsideration of Effective Control for Repurchase Agreements* ("ASU 2011-03"), which revised the criteria for assessing effective control for repurchase agreements and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The determination of whether the transfer of a financial asset subject to a repurchase agreement is a sale is based, in part, on whether the entity maintains effective control over the financial asset. ASU 2011-03 removed from the assessment of effective control: the criterion requiring the transferor to have the ability to repurchase or redeem the financial asset on substantially agreed terms, even in the event of default by the transferee, and the related requirement to demonstrate that the transferor possesses adequate control to fund substantially all the cost of purchasing replacement financial assets. The amendments in ASU 2011-03 were effective for interim and annual reporting periods beginning on or after December 15, 2011, early adoption was prohibited, and the amendments were to be applied prospectively to transactions or modifications of existing

transactions that occurred on or after the effective date. The Company's adoption of the provisions of ASU 2011-03 effective January 1, 2012 did not have an effect on the Company's financial statements.

In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* ("ASU 2011-04"), which amended FASB ASC 820, *Fair Value Measurements.* The amended guidance changed the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additional disclosure requirements included transfers between levels 1 and 2; and for level 3 fair value measurements, a description of the Company's valuation processes and additional information about unobservable inputs impacting level 3 measurements. Additionally, the amendments clarified the FASB's intent about the application of existing fair value measurement requirements. The amendments resulted in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. The guidance provided in ASU 2011-04 was effective for interim and annual periods beginning after December 15, 2011 and was to be applied prospectively. The Company's adoption of the provisions of ASU 2011-04 effective January 1, 2012 did not have a material effect on the Company's consolidated financial position and results of operations.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from brokers, dealers, and clearing agencies consist of the following at December 31, 2012:

Receivable from Brokers, Dealers, and Clearing Agencies (Dollars in Thousands)	December 31, 2012
Clearing Deposits with Brokers	$ 750
Unsettled regular way trades	1,615
	$ 2,365

Amounts payable to brokers, dealers, and clearing agencies consist of the following at December 31, 2012:

Payables to Brokers, Dealers, and Clearing Agencies (Dollars in Thousands)	December 31, 2012
Margin payable	$ 56,733
	$ 56,733

Securities transactions are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition. The Company incurred interest on margin payable of $1,098 for the year ended December 31, 2012.

5. FINANCIAL INSTRUMENTS

Investments-Trading

The following table provides a detail of the investments classified as investments-trading as of December 31, 2012:

Investments - trading (Dollars in Thousands)	
Security Type	Carrying Value
U.S. government agency mortgage-backed securities and collateralized mortgage obligations	$ 22,155
U.S. Treasury securities	147
SBA loans	15,705
Corporate bonds and redeemable preferred stock	47,190
Foreign government bonds	413
Municipal bonds	29,469
Certificates of deposit	6,103
Equity securities	533
Total	$ 121,715

Trading Securities Sold, Not Yet Purchased

The following table provides detail of trading securities sold, not yet purchased as of December 31, 2012:

Trading securities sold, not yet purchased (Dollars in Thousands)	
Security Type	Carrying Value
U.S. government agency mortgage-backed securities	$ 5
U.S. Treasury securities	16,950
Corporate bonds and redeemable preferred stock	20,873
Equity securities	3
Total	$ 37,831

The Company may manage its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities.

The Company included the change in unrealized gains in the amount of $(1,458) in net trading revenue for the year ended December 31, 2012.

6. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

Fair Value Hierarchy
Investments - trading
(Dollars in Thousands)

Type	Level 1	Level 2	Level 3	Total
U.S. government agency mortgage-backed securities and collateralized mortgage obligations	-	22,155	-	22,155
U.S. Treasury securities	147	-	-	147
SBA loans	-	15,705	-	15,705
Corporate bonds and redeemable preferred stock	5,643	41,547	-	47,190
Foreign government bonds	-	413	-	413
Municipal bonds	-	29,469	-	29,469
Certificates of deposit	-	6,103	-	6,103
Equity securities	395	138	-	533
	6,185	115,530	-	121,715

Fair Value Hierarchy
Trading securities sold, not yet purchased
(Dollars in Thousands)

Type	Level 1	Level 2	Level 3	Total
U.S. government agency mortgage-backed securities	-	5	-	5
U.S. Treasury securities	16,950	-	-	16,950
Corporate bonds and redeemable preferred stock	152	20,721	-	20,873
Equity securities	3	-	-	3
	17,105	20,726	-	37,831

The following provides a brief description of the types of financial instruments the Company holds, the methodology for estimating fair value, and the level within the hierarchy of the estimate. The discussion that follows applies regardless of whether the instrument is included in investments-trading or trading securities sold, not yet purchased.

U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations: These are securities which are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a Level 2 valuation in the hierarchy. In instances where the securities are either new issuances or experience illiquidity, such as collateralized mortgage obligations, more specifically agency inverse interest-only securities, principal only, and fixed interest only among others, the Company may use its own internal valuation models, which are based on an income approach. In some cases, the new issuances are senior in nature or fairly liquid, however due to the fact it is a new issuance, it is difficult to obtain third party pricing and the Company uses internal models to determine the fair value. In these cases, the Company will classify such an issuance as Level 3 within the hierarchy until it is able to obtain third party pricing. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy. In general, the fair values of U.S. government agency, and mortgage-backed securities and collateralized mortgage obligations which are classified as level 3 are determined primarily using discounted cash flow and option adjusted spread methodologies. Key inputs to these models are interest rates and prepayment rates. Attributes of the underlying mortgage loans, in the case of collateralized mortgage obligations, that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value ratios; credit scores; documentation type; geographic location; weighted average loan age; originators; servicers; and historical prepayment. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and the fair values of the U.S. Treasury securities that are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

SBA Loans: The Company generally values these securities using either third party quotations such as unadjusted broker-dealer quoted prices and market price quotations from third party pricing services or internal valuation models using observable inputs. The Company generally classifies these investments within level 2 of the valuation hierarchy. These valuations are based on a market approach.

Corporate Bonds, Redeemable Preferred Stock, and Foreign Government Bonds: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy.

Municipal Bonds: Municipal bonds which include obligations of U.S. states, municipalities and political subdivisions primarily include bonds or notes issued by U.S. municipalities. The Company generally values these

securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own valuation models. In these cases, the Company will classify such securities as Level 3 within the hierarchy until it is able to obtain third party pricing.

Certificates of Deposit: The fair value of certificates of deposit is estimated using valuations provided by third-party pricing services. Certificates of deposit are generally recognized in Level 2 of the fair value hierarchy. However, in instances where the certificates of deposit are new issuances, or the payments of certificate of deposits are linked to an index, it may be difficult to obtain third party pricing and, in these cases, the Company uses internal models to determine fair value and the fair value is generally classified within Level 2 of the valuation hierarchy.

Equity Securities: The fair value of equity securities that represent investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange. This is considered a level 1 value in the valuation hierarchy.

Derivatives: The Company accounts for TBAs as derivatives. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs are generally classified within Level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to value models, TBAs are classified in Level 3 of the fair value hierarchy. U.S. government agency mortgage-backed securities and collateralized mortgage obligations include TBAs. Unrealized gains on TBAs are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized Level 3 inputs to determine fair value for the year ended December 31, 2012:

(Dollars in thousands)

LEVEL 3 INPUTS
Year Ended December 31, 2012

	January 1, 2012	Net trading	Transfers out of Level 3	December 31, 2012
Assets:				
Investments-trading				
Equity securities	$ 35	$ (13)	$ (22)	$ -
Total investments-trading	$ 35	$ (13)	$ (22)	$ -

(1) Represents the amount of total gains or losses for the period, included in earnings, relating to assets classified as Level 3 that are still held at December 31, 2012.

There were transfers out of level 3 of the valuation hierarchy related to certain equity warrants, which were transferred into level 2. Once the securities underlying the warrants had quoted prices available in an active market, the Company attributed a value to the warrants using the Black-Scholes model based on the respective price of the of warrants and the quoted prices of the securities underlying the warrants and key observable inputs.

7. DERIVATIVE FINANCIAL INSTRUMENTS

See note 3-F for a discussion of the Company's accounting policy on derivative financial instruments.

The Company may, from time to time, enter into the following derivative instruments:

TBAs

The Company trades U.S. Government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company enters in to the purchase and sale of TBAs. The Company carries the TBAs at fair value and includes them as a component of investments–trading or trading securities sold, not yet purchased in the Company's statement of financial condition.

At December 31, 2012, the Company had $32,794 of open TBA purchase agreements and $30,750 of open TBA sale agreements. As of December 31, 2012, $34 of unrealized gain and ($5) of unrealized loss related to these agreements is included as a component of investments-trading and securities sold, not yet purchased respectively. For the year ended December 31, 2012, $1,290 is included as a component of net trading revenue related to TBA contracts during the year.

In addition to the above activities related to TBAs, the Company also enters into TBAs in order to assist clients (generally small to middle size mortgage loan originators) in hedging the interest rate risk associated with the mortgages the clients hold. In general, the Company will enter into a TBA purchase agreement with the client.

Then, the Company will immediately enter into a TBA sale agreement with the exact same terms and settlement date with a separate counter-party. The Company seeks to profit through a small mark up in the price of the transaction. The TBAs will match underlying terms and settlement dates. Because the Company has purchased and sold the same security, it is no longer exposed to market movements of the underlying TBA. The gain or loss on the transaction is recorded as a component of net trading in the consolidated statement of operations and is included in due to or due from broker in the consolidated statement of financial condition until it settles. As of December 31, 2012, the Company had unsettled TBA purchase contracts and offsetting TBA sale agreements in the notional amount of $513,188. The net profit on these transactions is recorded as a component of net trading revenue. Any revenue on trades that have not yet settled is included as a component of due to or due from brokers, dealers, and clearing organizations.

8. OTHER ASSETS

Other assets at December 31, 2012 included:

Other Assets (Dollars in Thousands)	
Commission and advisory fees receivable	2,331
Interest receivable, net	933
Other receivables	62
Prepaid expenses	525
Other miscellaneous	7
	3,858

(Dollars in thousands)

9. ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of accounts payable, accrued expense, and other liabilities incurred that are of a routine and short term nature.

10. ACCRUED COMPENSATION

Accrued compensation consists of salary, commissions, and bonus expense incurred by the Company for services provided by the Company's employees.

11. RETIREMENT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. For the year ended December 31, 2012, the Company did not match participant's contributions.

12. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

13. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $250 as of December 31, 2012. As of December 31, 2012, the Company's adjusted net capital was $17,846 which exceeds the minimum requirements by $17,596.

14. RESERVE REQUIREMENTS

As of December 31, 2012, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

(Dollars in thousands)

15. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Pershing, LLC and Newedge USA LLC whereby both companies act as clearing brokers for the Company. Under these agreements, the Company is required to maintain aggregate minimum deposits of $750 under the contracts.

Indemnifications

The Company with its clearing agent Pershing, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of Pershing, LLC has acted improperly.

Contingencies

From time to time, the Company, may be named as a defendant in various legal actions, arbitration claims, and other litigation arising in connection with the conduct of its business activities.

In accordance with FASB ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

16. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2012. The transactions are listed by related party.

A. The Parent Company

The Company has entered into a service agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. The Company reimburses the Parent for such services based upon either specific identification or the parties' estimate of relative use of the costs incurred. At December 31, 2012, the Company had $325 payable to the Parent related to these services, which are included in due to Parent in the accompanying statement of financial condition. The Parent also took distributions of $13,585 during the year ended December 31, 2012.

(Dollars in thousands)

B. The Operating LLC and IFMI

From time to time, the Operating LLC and IFMI issues share based compensation to certain employees of the Company. During the year ended December 31, 2012, The Company incurred a benefit of $496 related to this arrangement and was reimbursed by the Operating LLC because certain employees who had been granted share based compensation ultimately did not vest. These amounts had been expensed in previous years and reimbursed to the Operating LLC. When they were forfeit, the expense was reversed and the Operating LLC refunded the money.

C. Other Entities

The Bancorp, Inc. ("TBBK") is identified as a related party because TBBK's chairman is the Company's chairman and chief executive officer. In December 2012, the Company purchased 2,400 shares of TBBK common stock in the open market for $26. As of December 31, 2012, the fair market value of the TBBK common stock was $26 and was included as a component of investments-trading on the Company's statement of financial condition.

Cohen and Company Financial LTD ("CCFL") is a related party because it is a wholly owned subsidiary of the Operating LLC. From time to time, the Company may engage in trading activity with CCFL. These activities are of a routine nature and any income or loss from these transactions is included as a component of net trading in the statement of operations. In addition, the Company served as an advisor on an engagement with CCFL during 2012 and earned a fee of $1,000. The fee is included as a component of new issue, advisory, and other in the statement of operations.

JVB Financial Group, LLC ("JVB") is a related party because it is a wholly owned subsidiary of the Operating LLC. From time to time, the Company may engage in trading activity with JVB. These activities are of a routine nature and any income or loss from these transactions is included as a component of net trading in the statement of operations.

17. CONCENTRATION OF CREDIT RISK

As of December 31, 2012, the Company held all of its cash and cash equivalents with JP Morgan and TD Bank. From time to time, the balances may exceed federally insured limits. If these institutions failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, mortgage originators, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

Any default, bankruptcy, or reorganization of the Company's clearing brokers (see Note 3-C) could have a substantial negative impact on the Company as the Company clears all trades through these entities. These entities hold the Company's securities account as well as accounts on behalf of all the Company's customers.

SUPPLEMENTARY INFORMATION

C&Co/PrinceRidge LLC
(a wholly owned subsidiary of C&Co/PrinceRidge Holdings LP)
SUPPLEMENTARY INFORMATION
December 31, 2012
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net Capital Calculation		
Total member's equity	$	30,903
Deductions and/or charges:		
Non allowable assets		1,342
Other deductions and/or charges		319
Total deductions and/or charges		1,661
Net capital before haircuts on securities positions		29,242
Haircuts on securities positions		11,396
Net capital		17,846
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation		250
Net capital requirement		250
Net capital in excess of minimum requirement	$	17,596

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the unaudited FOCUS Report Part II filed by the Company on January 25, 2013.

Schedule 2

The Company claims an exemption from SEC Rule 15c3-3 as of December 31, 2012 based on Sectiion (K)(2)(ii). The Company clears all customer related securities transactions through Pershing LLC on a fully disclosed basis and clears all collateralized securities transactions through Newedge USA LLC.

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Managers
C&Co/PrinceRidge, LLC

In planning and performing our audit of the financial statements of C&Co/PrinceRidge, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2013

Grant Thornton

Audit • Tax • Advisory

Grant Thornton LLP
2001 Market Street, Suite 3100
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management of C&Co/PrinceRidge, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by C&Co/PrinceRidge, LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068186 FINRA DEC
~~THE PRINCERIDGE GROUP LLC 6*6~~ C+Co/PrinceRidge, LLC
ATTN: ~~DEBORAH POLLARD~~ ROBERT DOBIE
1633 BROADWAY 28TH FL
NEW YORK NY 10019-6708

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Robert Dobie 215-701-9678

2. A. General Assessment (item 2e from page 2)		$ 93,507
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/26/12 Date Paid		(41,089)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		52,418
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 52,418
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 52,418	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

C+Co/PrinceRidge, LLC
(Name of Corporation, Partnership or other organization)

R-2 [signature]
(Authorized Signature)

CFO
(Title)

Dated the 28th day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 39,940,501

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 2,537,659

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 2,357,659

2d. SIPC Net Operating Revenues $ 37,402,842

2e. General Assessment @ .0025 $ 93,507

(to page 1, line 2.A.)